UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Vicon Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

925811101

(CUSIP Number)

CEMTREX, INC.

19 Engineers Lane

Farmingdale, New York 11735

(631) 756-9116

SPENCER G. FELDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Cemtrex, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,784,824
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,784,824
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,784,824(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46%
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,500,000 Shares underlying the Warrant as discussed herein.

1	NAME OF REPORTING PERSONS Aron Govil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,784,824
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,784,824
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,784,824(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46%
14	TYPE OF REPORTING PERSON IN

(2) Includes 1,500,000 Shares underlying the Warrant as discussed herein.

1	NAME OF REPORTING PERSONS Saagar Govil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, par value $.01 per share (the “Shares”), of Vicon Industries, Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 135 Fell Court, Hauppauge, New York 11788.

Item 2.	Identity and Background.

(a)	This statement is filed by:

	(i)	Cemtrex, Inc., a Delaware corporation (“Cemtrex”);

	(ii)	Aron Govil, the Executive Director of Cemtrex; and

	(iii)	Saagar Govil, the Chairman of the Board, President and Chief Executive Officer of Cemtrex.

Cemtrex is the direct owner of the Shares reported in this Schedule 13D. Aron Govil is the controlling stockholder and Executive Director of Cemtrex. Saagar Govil is the son of Aron Govil and the Chairman of the Board, President and Chief Executive Officer of Cemtrex. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of the Reporting Persons is 19 Engineers Lane, Farmingdale, New York 11735. The officers and directors of Cemtrex and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c) The principal business of Cemtrex is to provide electronic manufacturing services of printed circuit board assemblies, provide instruments for industrial processes, and provide industrial environmental control systems. The principal occupation of Aron Govil is Executive Director of Cemtrex and President of Ducon Technologies Inc., a privately held company engaged in energy and environmental control systems. The principal occupation of Saagar Govil is Chairman of the Board, President and Chief Executive Officer of Cemtrex and the Chief Executive Officer of the Issuer.

(d) No Reporting Person, or any person listed on Schedule A annexed hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, or any person listed on Schedule A annexed hereto, has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cemtrex is a Delaware corporation. Aron Govil and Saagar Govil are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Transferred Shares and the Warrant (each as defined below) purchased by Cemtrex were purchased in return for newly-issued shares of common stock, par value $0.001 per share, of Cemtrex (the “Cemtrex Stock”) in a private resale transaction pursuant to the Securities Purchase Agreement, as defined and discussed in Item 4 below. The aggregate purchase price of the 7,284,824 Transferred Shares and the 1,500,000 Warrant Shares (as defined below) beneficially owned by Cemtrex was approximately $2,913,930 (which represents the value of the 1,012,625 shares of Cemtrex Stock issued to NIL (as defined below)). There were no brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares represented an attractive strategic investment opportunity. Depending upon overall market conditions, other possible acquisitions of, or investments in, complementary businesses available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in privately negotiated transactions, or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 23, 2018, in a private resale transaction, Cemtrex purchased 7,284,824 shares of Common Stock (the “Transferred Shares”) and a three-year warrant to purchase an additional 1,500,000 Shares (the “Warrant Shares”) of the Issuer at an exercise price of $0.40 per Share (the “Warrant”), from a former shareholder of the Issuer, NIL Funding Corporation (“NIL”), pursuant to the terms of a Securities Purchase Agreement by and between Cemtrex and NIL (the “Securities Purchase Agreement”). Cemtrex’s purchase of the Shares and the Warrant resulted in its beneficial ownership of approximately 46% of the outstanding Shares of the Issuer. Cemtrex purchased the Transferred Shares and Warrant in exchange for 1,012,625 shares of Cemtrex Stock. Under the Securities Purchase Agreement, Cemtrex agreed to file a registration statement with the Securities and Exchange Commission and to use its commercially reasonable efforts to cause such registration statement to become effective with respect to the resale of the Cemtrex Stock. Following the closing of the transaction, pursuant to a Side Letter, dated March 23, 2018, between Cemtrex and the Issuer (the “Side Letter), among other things, (i) Saagar Govil and Aron Govil, joined the Board of Directors of the Issuer (the “Board”) and Saagar Govil assumed the position of Chief Executive Officer of the Issuer and (ii) the Issuer agreed to take all necessary actions to ensure that the transaction does not trigger the change of control provisions under certain of the Issuer’s material contracts and to waive the application of Section 912 of the New York Business Corporation Law to Cemtrex. On March 22, 2018, prior to Cemtrex’s stock acquisition date, the Board approved Cemtrex’s purchase of the Transferred Shares. The description of each of the Securities Purchase Agreement and the Side Letter herein is qualified in its entirety by reference to the Securities Purchase Agreement and Side Letter, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,052,623 Shares outstanding, which is equal to the sum of (i) 17,552,623 Shares, which is the total number of Shares outstanding as of February 13, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 14, 2018, and (ii) 1,500,000 Shares, which is the number of Shares underlying the Warrant.

A.	Cemtrex

	(a)	As of the close of business on March 30, 2018, Cemtrex beneficially owned 8,784,824 Shares (including the Warrant Shares).

Percentage: Approximately 46%

	(b)	1. Sole power to vote or direct vote: 8,784,824
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,784,824
4. Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by Cemtrex during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Aron Govil

	(a)	As the controlling stockholder and Executive Director of Cemtrex, Aron Govil may be deemed to beneficially own the 8,784,824 Shares (including the Warrant Shares) owned by Cemtrex.

Percentage: Approximately 46%

	(b)	1. Sole power to vote or direct vote: 8,784,824
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,784,824
4. Shared power to dispose or direct the disposition: 0

	(c)	Aron Govil has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Cemtrex during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	Saagar Govil

	(a)	Saagar Govil does not beneficially own any Shares.

Percentage: 0%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

	(c)	Saagar Govil has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Cemtrex during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of its or his pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 23, 2018, Cemtrex entered into the Securities Purchase Agreement with NIL, defined and described in Item 4 and incorporated herein. The Securities Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 23, 2018, Cemtrex entered into the Side Letter with the Issuer, defined and described in Item 4 and incorporated herein. The Side Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On April 2, 2018, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed, among other things, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On March 23, 2018, NIL assigned to Cemtrex the Warrant, dated April 20, 2017, from Vicon to NIL, as amended by that certain Amendment to Warrant by and between Vicon and Seller, dated July 27, 2017. The Warrant has an exercise price of $0.40 per Share and expires on April 20, 2020.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	99.1	Securities Purchase Agreement, dated as of March 23, 2018, between Cemtrex, Inc. and NIL Funding Corporation.

	99.2	Side Letter, dated March 23, 2018, between Vicon Industries, Inc. and Cemtrex, Inc.

	99.3	Press Release issued March 26, 2018 by Cemtrex.

	99.4	Joint Filing Agreement, dated April 2, 2018, among Cemtrex, Inc., Aron Govil and Saagar Govil.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2018

Cemtrex, Inc.

By:	/s/ Saagar Govil
Name:	Saagar Govil
Title:	President and Chief Executive Officer

/s/ Aron Govil
Aron Govil

/s/ Saagar Govil
Saagar Govil

SCHEDULE A

Directors and Officers of Cemtrex

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Executive Officers

Saagar Govil	Chairman, Chief Executive Officer and President of Cemtrex	c/o Cemtrex, Inc. 19 Engineers Lane Farmingdale, New York 11735	USA
Renato Dela Rama	Vice President of Finance of Cemtrex	c/o Cemtrex, Inc. 19 Engineers Lane Farmingdale, New York 11735	USA

Non-Employee Directors

Aron Govil	President of Ducon Technologies Inc., and Executive Director of Cemtrex	c/o Cemtrex, Inc. 19 Engineers Lane Farmingdale, New York 11735	USA
Raju Panjwani	Independent Consultant and Entrepreneur	c/o Cemtrex, Inc. 19 Engineers Lane Farmingdale, New York 11735	USA
Sunny Patel	Manager of Three Point Capital	c/o Three Point Capital 650 5th Avenue, Suite 2505 New York, New York 10111	USA
Metodi Filipov	Independent Consultant and Entrepreneur	c/o Cemtrex, Inc. 19 Engineers Lane Farmingdale, New York 11735	USA

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CEMTREX, INC.

8,784,824#	0.4000##	03/23/2018

# Represents Shares acquired by the Reporting Persons from NIL in a private resale transaction pursuant to the Securities Purchase Agreement. Includes the 1,500,000 Shares underlying the Warrant.

## Excludes the Warrant Shares.